EXHIBIT 99.1
                                     [LOGO]
                                PUBLICIS GROUPE
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                                 PRESS RELEASE
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                                                  PARIS, FEBRUARY 7, 2006
CONTACTS AT PUBLICIS GROUPE:

PIERRE BENAICH, INVESTOR RELATIONS      +33 1 4443 6500
EVE MAGNANT, CORPORATE COMMUNICATIONS   +33 1 4443 7025

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PUBLICIS GROUPE

o 4TH-QUARTER 2005 REVENUES:
  - EURO1,194 MILLION, (+ 13.4% FROM 2004)
  - ORGANIC GROWTH: +8.6%
o 2005 FULL-YEAR REVENUES :
  - EURO4,127 MILLION, (+7.7% FROM 2004)
  - ORGANIC GROWTH CLOSE TO 7%
o ALL-TIME RECORD FOR NEW BUSINESS AT CLOSE TO $10 BILLION FOR 2005
o FAVORABLE OUTLOOK FOR 2006
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Maurice Levy, Chairman and CEO, Publicis Groupe, comments: "FIRST OF ALL, I
WOULD LIKE TO EXPRESS MY WARMEST THANKS TO OUR CLIENTS FOR THEIR CONFIDENCE AND TO OUR TEAMS FOR THEIR OUTSTANDING WORK IN 2005.
IN OUR BUSINESS, PERFORMANCE HAS NOTHING TO DO WITH LUCK -- THE GROWTH WE ACHIEVED IN 2005 AND THE EXCEPTIONAL RISE IN NEW ACCOUNTS WON DURING THE YEAR REFLECT BOTH THE COMMITMENT OF OUR TEAMS AND A SERVICE OFFERING FULLY ATTUNED TO ADVERTISERS' SPECIAL NEEDS. THIS REFLECTS A DEEP UNDERSTANDING OF NEW MEDIA AND THE CAPACITY TO USE THEM EFFECTIVELY FOR OUR CLIENTS. IT ALSO REFLECTS OUR ABILITY TO MEET GROWING NEEDS FOR HEALTHCARE COMMUNICATIONS. AND IT IS SIGN OF THE STRENGTH WE DRAW FROM THE GROWING MOMENTUM OF HOLISTIC COMMUNICATIONS.
IT IS PARTICULARLY SATISFYING TO OBSERVE THAT OUR GROWTH HAS OUTPACED THAT OF THE MARKET IN ALL PARTS OF THE WORLD AND IN MOST OF OUR BUSINESSES. OUR OPERATING MARGIN SHOULD BEAT OUR TARGET AND WILL BE ABOVE THE 15.1% BOOKED ON AN IFRS BASIS IN 2004.
PROSPECTS FOR 2006 ARE FAVORABLE, AS NEW ACCOUNTS WON IN 2005 ARE RAMPED UP, AND WILL DRIVE PART OF GROWTH EXPECTED IN 2006. FIRMER MARKETS IN FRANCE AND GERMANY OFFER ADDITIONAL SUPPORT FOR THIS SOLID GROWTH, WHILE MAJOR SPORTING EVENTS INCLUDING THE FOOTBALL WORLD CUP AND, TO A LESSER EXTENT THE WINTER OLYMPICS, WILL PROVIDE ADDED IMPETUS."

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                                     [LOGO]

Consolidated revenues of Publicis Groupe came to euro4,127 million in 2005, up 7.7% from 2004. Organic growth was close to 7% (+6.8%).
Fourth-quarter performance was particularly strong with organic growth reaching 8.6%. Growth was solid across-the-board: every single geographical area enjoyed organic growth of over 5%.Revenues in the quarter came to euro1,194 million.
Net new business reached an all-time record for the advertising industry, coming in at $9.8 billion. This promises healthy growth in all areas of business and in all geographical markets in 2006.

A VIGOROUS FOURTH QUARTER

All geographical areas including Europe saw strong growth in the fourth quarter, with performances showing the full benefits of new business booked at the beginning of the year. This included in particular the media-buying accounts for General Motors in the US, L'Oreal in Europe and a geographic extension for Nestle in several countries.

                   Q4 2005 REVENUES BY GEOGRAPHICAL AREA
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                              IN MILLIONS OF EUROS   ORGANIC GROWTH
        Europe                           488              +5.2%
        North America                    493             +11.7%
        Asia-Pacific                     125             +10.3%
        Latin America                     57             +11.0%
        Rest of world                     31              +8.9%

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        TOTAL                          1,194              +8.6%

PUBLICIS GROUPE REVENUES TOP EURO4 BILLION AND $5 BILLION

Publicis Groupe's consolidated revenues for 2005 came to euro 4,127 million ($5,129 million) compared with the euro3,832 million booked on an IFRS basis in 2004 and thus showed a rise of 7.7%. Since the impact of currency translation was limited to euro28 million and that of changes in the scope of consolidation a negligible euro5 million, organic growth was close to 7%, standing at 6.8% for the year as a whole.

                      2005 REVENUES BY GEOGRAPHICAL AREA
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                              IN MILLIONS OF EUROS   ORGANIC GROWTH

        Europe                         1,647              +3.8%
        North America                  1,763              +8.0%
        Asia-Pacific                     435             +10.3%
        Latin America                    191              +9.7%
        Rest of World                     91             +17.7%
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        TOTAL                          4,127              +6.8%


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                                     [LOGO]

All geographical areas and all Group networks had a satisfactory year, driven by new advertising, media and healthcare-communication accounts booked in 2004 and the beginning of 2005. Significantly, overall revenue on emerging markets reached 20.1%.

ALL-TIME RECORD FOR NEW BUSINESS IN 2005

Net new business booked by Group networks reached $ 1.6 billion (euro1.3 billion) in the fourth quarter of 2005, setting the net total for the year at $
9.8 billion (euro7.8billion).

This performance placed Publicis Groupe first worldwide for net new business in 2005 according to Bear Stearns rankings published on January 9, 2006 and number two worldwide in the Lehman Brothers rankings of January 12, 2006.

2005 EARNINGS

Publicis Groupe will announce earnings for 2005 on Friday, March 3, 2006 before market opening. An analysts' meeting will be held in Paris at 9 am on the same day at the Group's headquarters, with simultaneous webcast available on www.finance.publicis.com.








PUBLICIS GROUPE (Euronext Paris: FR0000130577 and member of the CAC40 Index -
NYSE: PUB) is the world's fourth largest communications group, as well as world's second largest media counsel and buying group. Its activities span 104 countries on six continents.

Groupe's communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett, Publicis, Saatchi & Saatchi, as well as through its two multi-hub networks Fallon Worldwide and 49%-owned Bartle Bogle Hegarty,; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, event communications, multicultural and healthcare communications.

Web sites: WWW.PUBLICIS.COM and WWW.FINANCE.PUBLICIS.COM


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                                     [LOGO]

                     NEW BUSINESS BOOKED BY PUBLICIS GROUPE
                         IN THE FOURTH QUARTER OF 2005



PUBLICIS:
Nestle multi-brand promotion 2006 (Brazil) - Pernod Ricard (several brands - China) - KTF 'Gpang' Gaming and Levi's (Korea) - Bongrain/Caprice des Dieux and Coca-Cola Classic (France) - McArthur Glen (UK) - Red Bull (Thailand).

LEO BURNETT:
Samsung (worldwide) - If Insurance (Scandinavia) - Delmonte (Belgium) - China Construction Bank (China) - Washington Mutual (US) - Monster.co.uk (UK).

SAATCHI & SAATCHI:
Government of Parana and Nike (Brazil) - Toyota/Prius and Hybrid Synergy Drive (China) - Plymouth Gin (UK) - Carlsberg (Sweden) - Cailler Chocolate (Switzerland) - Macro Wholefoods (Australia)..

OTHER ADVERTISING NETWORKS AND AGENCIES:
o FALLON: NBC Universal (US) - Volkswagen/Jetta and Passat (Japan) - More Th>n (UK).
o    KAPLAN THALER GROUP: Office Depot (USA).

STARCOM MEDIAVEST GROUP (media):
P&G / Gillette (worldwide) - Luxottica, Starwood Hotels and Washington Mutual
(US) - British Telecom TV (UK).

ZENITHOPTIMEDIA (media):
Nestle (France, Russia and Spain) - L'Oreal (Canada) - DaimlerChrysler (Spain) - Lloyds TSB (UK).

SAMS (specialized agencies and marketing services):
o    ARC WORLDWIDE : Nickelodeon (UK).
o PUBLICIS HEALTHCARE COMMUNICATIONS GROUP: Schering-Plough/Claratyne and Claramax (Australia) - Gelita/CH-Alpha, Novartis/Femara, Sanofi-Altana/ Alvesco and Sanofi-Pasteur/Pentacel (US).
o    MS&L: GE Money (UK).
o PUBLICIS CONSULTANTS: Thomson (US) - Manpower and Thiriet (France) - Philips International (The Netherlands).

Fourth Quarter 2005 significant losses were the US Army and Morgan Stanley in advertising (US), and BMW in media (US)